TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone: (780) 930-7072 Fax: (780) 930-7073

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

February 13, 2006

TITAN TRADING ANALYTICS INC.

ANNOUNCES COMPLETION OF INITIAL PHASE OF DEVELOPMENT

Titan Trading Analytics Inc. (“Titan”) is pleased to announce that it has completed the initial phase of development of its own proprietary market data analysis platform, TickAnalyst.  TickAnalyst includes a real-time tick-based database, as well as QuickTick Charting, and other components.  TickAnalyst will be tested in-house by Titan’s wholly owned subsidiary, Titan Trading USA, using both blackbox (fully automated) and grey box (partially automated) trading of stocks and world currencies.

The new TickAnalyst software will offer significant advantages over Titan’s existing proprietary trading operation software, TOPS, which is based on a third-party trading platform.  Titan’s Director of Software Development, Michael Gossland, states, “For growth and independence, it is very important for Titan to have complete control over its own software platform.  We now have the freedom to develop features that we have wanted for a long time.”

QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind.  Titan’s Director of US Trading Operations, Philip Carrozza II, says, “Titan’s QuickTick Charting, under the Titan brand, will allow us to develop opportunities within the trading community that until now have not been possible.”  After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

For further information, contact Mr. Ken W. Powell at:

Phone: (780) 930-7072

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Titan does not assume any obligation to update any forward looking information contained in this news release.  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.